AIM INVESTMENTS

811-7750
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

March 22, 2006

06031595

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 30 2006
WASH, D.C.
152

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of the parties listed in Attachment A, a copy of **Letter to Court Requesting Extension of Time** filed in *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James Perry, SEC – Fort Worth

PROCESSED
APR 20 2006
THOMSON
FINANCIAL

S:\srr\Litigation\MDL\Corr\L-032206SEC.doc
032206 (1) vtt

Attachment A

List of Defendants

1. AMVESCAP PLC
2. AMVESCAP National Trust Company
3. AMVESCAP Retirement, Inc.
4. AVZ, Inc.
5. A I M Advisors, Inc. (1940 Act Registration No. 801-12313)
6. A I M Distributors, Inc. (1933 Act Registration No. 8-21323)
7. AIM Investment Services, Inc.
8. A I M Management Group, Inc.
9. INVESCO Funds Group, Inc.
10. INVESCO Distributors, Inc.
11. INVESCO Global Assets Management Limited
12. INVESCO Institutional (N.A.), Inc.
13. INVESCO Assets Management (N.A.)
14. AIM Stock Funds
15. AIM Combination Stock and Bond Funds
16. AIM Sector Funds
17. AIM Treasurer's Series Trust
18. Mark Williamson
19. William Galvin

DEBEVOISE & PLIMPTON LLP

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

March 14, 2006

The Honorable J. Frederick Motz
United States District Judge
United States District Court
District of Maryland
United States Courthouse Chambers 5A
101 West Lombard Street
Baltimore, Maryland 21201

***In re Mutual Funds Investment Litigation*, MDL 1586**
***Karlin v. Amvescap PLC et al.*, No. 04-cv-819; No. 04-md-15864**
***Lepera v. Invesco Funds Group, Inc., et al.*, No. 04-cv-814; No. 04-md-15864**

Dear Judge Motz:

On behalf of the INVESCO Defendants,[1] I respectfully request that your Honor enter an order approving an extension of time until March 31, 2006 to respond to the above-captioned amended complaints.

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1 The term "INVESCO Defendants" includes AIM Advisors, Inc.; AIM Distributors, Inc.; AIM Investment Services, Inc.; AMVESCAP PLC; INVESCO Asset Management, Ltd.; INVESCO Distributors, Inc.; INVESCO Funds Group, Inc.; INVESCO Global Assets Management (N.A); INVESCO Institutional (N.A), Inc.; Raymond R. Cunningham; Thomas A. Kolbe; Michael D. Legoski; Timothy J. Miller; and Mark H. Williamson.

Plaintiffs, through their counsel, have consented to the proposed extension.

Respectfully submitted,

/s/
Maeve O'Connor
919 Third Avenue
New York, NY 10022
Tel.: (212) 909-6000
Fax: (212) 909-6836

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc., AIM Distributors, Inc.,

cc: All counsel of Record (via ECF)